Exhibit 99.1

Tufin Announces Second Quarter 2020 Results
Second quarter revenue of $23.0 million decreased 8% year-over-year
GAAP operating loss of $8.2 million and non-GAAP operating loss of $4.5 million

Boston, MA and Tel Aviv, Israel – August 12, 2020 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the second quarter ended June 30, 2020.

“I am pleased with the progress we made in the second quarter, despite the challenging environment,” said Ruvi Kitov, CEO and co-founder of Tufin. “Our business improved compared to the acute disruptions due to COVID-19 that we experienced at the end of the first quarter and we are confident that our company is on the path to recovery. Customers are recognizing the critical value of increased security and efficiency that Tufin delivers in an environment where security professionals must do more with less. However, general business conditions remain challenging and uncertainty high. Our leadership position in the market, competitive advantages, strong cash position and experienced management team, positions us well to return to growth as the environment improves.”

Financial Highlights for the Second Quarter Ended June 30, 2020

Revenue:
• Total revenue was $23.0 million, down 8% compared with the second quarter of 2019.
• Product revenue was $7.9 million, down 27% compared with the second quarter of 2019.
• Maintenance and professional services revenue was $15.1 million, up 7% compared with the second quarter of 2019.

Gross Profit:
•        GAAP gross profit was $18.3 million, or 79% of total revenue, compared to $20.2 million in the second quarter of 2019, or 80% of total revenue.
•        Non-GAAP gross profit was $18.7 million, or 81% of total revenue, compared to $20.5 million in the second quarter of 2019, or 82% of total revenue.

Operating Loss:
• GAAP operating loss was $8.2 million, compared to $7.7 million in the second quarter of 2019. • Non-GAAP operating loss was $4.5 million, compared to $5.1 million in the second quarter of 2019.

Net Loss:
•        GAAP net loss was $8.8 million, or a loss of $0.25 per share, compared to a GAAP net loss of $8.2 million, or a loss of $0.26 per share, in the second quarter of 2019.
•        Non-GAAP net loss was $5.2 million, or a loss of $0.15 per share, compared to a loss of $5.6 million, or a loss of $0.18 per share, in the second quarter of 2019.

Balance Sheet and Cash Flow:
•       Cash flow used for operating activities during the six months ended June 30, 2020 was $11.2 million, compared to cash flow generated from operating activities of $1.5 million during the six months ended June 30, 2019.
•       Total cash, cash equivalents, restricted cash and marketable securities as of June 30, 2020 were $108.5 million, compared to $121.7 million as of December 31, 2019.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and six months ended June 30, 2020 and 2019. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•       Launched the Tufin Marketplace, a digital platform where customers can find and deploy apps and extensions that enhance the overall value of their security policy management implementations by integrating security policy data with other security technologies and practices.
•       Launched the Tufin Vulnerability Mitigation App. The app allows organizations to ensure effective remediation and automated mitigation using a risk-based approach and is integrated with leading vulnerability management solutions to enrich vulnerability intelligence with real-time network insights
•       Named Mitch DeBerdt as Country manager for Japan. In this role, Mitch will establish and execute sales strategies to grow Tufin’s business across the region. Mitch brings more than 17 years of sales experience across several leadership roles in both software and hardware, included recent leadership roles at Varonis Systems and Digital Guardian.

Business Outlook

“I’m encouraged by the overall sequential business improvement we saw in the second quarter” said Jack Wakileh, CFO. “Our pipeline remains healthy and is higher year over year. However, due to continued uncertainty associated with COVID-19 we will not be providing specific financial guidance for Q3 or the full year at this time. We intend to resume providing guidance as soon as we have enough visibility to do so and we will evaluate this on a quarter to quarter basis.”

Conference Call Information

To participate in Tufin’s second quarter earnings conference call, please use this link: http://www.directeventreg.com/registration/event/5267864. After registering, a confirmation will be sent through email, including dial in details and unique conference call codes for entry. Registration is open through the live call. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com. Following the conference call, a replay will be available at (800) 585-8367 (U.S.) or (416) 621-4642 (international). The replay passcode is 5267864. An archive of the webcast will also be available on the investor relations section of the company website two hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•
We define non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating profit (loss) and non-GAAP net income differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating profit and net income, and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F filed with the Securities and Exchange Commission on March 18, 2020. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	June 30,
	2019	2020
Assets
CURRENT ASSETS:
Cash and cash equivalents	118,661	94,818
Restricted bank deposits	224	224
Accounts receivable (net of allowance for doubtful accounts of $77 and $51 at December 31, 2019 and June 30, 2020, respectively)	16,222	10,753
Prepaid expenses and other current assets	4,773	7,846
Total current assets	139,880	113,641
NON CURRENT ASSETS:
Long-term restricted bank deposits	2,844	2,839
Marketable Securities - long term	-	10,627
Property and equipment, net	4,177	4,810
Deferred costs	5,640	5,467
Deferred tax assets	1,659	1,559
Operating lease assets	20,958	19,882
Other non-current assets	1,574	1,537
Total non-current assets	36,852	46,721
Total assets	176,732	160,362

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	June 30,
	2019	2020
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,394	4,265
Employee and payroll accrued expenses	15,422	13,662
Other accounts payables	1,568	1,291
Operating lease liabilities – current	2,533	2,935
Deferred revenues	22,725	27,126
Total current liabilities	46,642	49,279
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,838	13,425
Non-current operating lease liabilities	22,000	20,280
Other non-current liabilities	930	996
Total non-current liabilities	35,768	34,701
Total liabilities	82,410	83,980

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2019 and June 30, 2020, respectively; 35,230,253 and 35,714,399 shares issued and outstanding at December 31, 2019 and June 30, 2020;	145	147
Additional paid-in capital	162,609	170,534
Accumulated other comprehensive loss	-	(10)
Accumulated deficit	(68,432)	(94,289)
TOTAL SHAREHOLDERS’ EQUITY	94,322	76,382
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	176,732	160,362

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Revenues:
Product	10,897	7,901	21,520	13,705
Maintenance and professional services	14,204	15,131	26,035	30,571
Total revenues	25,101	23,032	47,555	44,276
Cost of revenues:
Product	1,001	660	1,530	1,213
Maintenance and professional services	3,902	4,096	7,411	9,113
Total cost of revenues	4,903	4,756	8,941	10,326
Gross profit	20,198	18,276	38,614	33,950
Operating expenses:
Research and development	7,464	8,033	13,967	18,211
Sales and marketing	17,152	13,636	30,752	31,465
General and administrative	3,289	4,793	5,877	9,724
Total operating expenses	27,905	26,462	50,596	59,400
Operating loss	(7,707)	(8,186)	(11,982)	(25,450)
Financial income (expense), net	(277)	(127)	(237)	436
Loss before taxes on income	(7,984)	(8,313)	(12,219)	(25,014)
Taxes on income	(230)	(500)	(443)	(843)
Net loss	(8,214)	(8,813)	(12,662)	(25,857)
Basic and diluted net loss per ordinary share	(0.26)	(0.25)	(0.64)	(0.73)
Weighted average number of shares used in computing net loss per ordinary share - basic and diluted	31,164	35,650	19,723	35,552

Share-based Compensation Expense:
	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Cost of revenues	311	467	546	962
Research and development	477	1,113	615	2,183
Sales and marketing	1,511	1,022	2,000	2,209
General and administrative	344	935	574	1,838
Total share-based compensation expense	2,643	3,537	3,735	7,192

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 U.S. dollars in thousands
(Unaudited)

	Six Months Ended
	June 30,
	2019	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(12,662)	(25,857)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	587	694
Bad debt expense	31	51
Share-based compensation	3,735	7,192
Exchange rate differences on cash, cash equivalents and restricted cash	(262)	127
Other	7	2
Change in operating assets and liability items:
Accounts receivable	1,560	5,418
Prepaid expenses and other current assets	468	(3,349)
Deferred costs	424	230
Deferred taxes and other non-current assets	(1,522)	137
Trade payables	1,556	(129)
Employee and payroll accrued expenses	(521)	(534)
Other accounts payable and non-current liabilities	(2,233)	60
Operating lease	1,860	(242)
Deferred revenues	8,507	4,988
Net cash provided by (used in) operating activities	1,535	(11,212)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,584)	(1,598)
Investment in marketable securities	-	(10,638)
Other investing activities	(21)	-
Net cash used in investing activities	(1,605)	(12,236)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of underwriters' discounts	115,292	-
Payments of offering costs related to initial public offering	(2,322)	-
Proceeds from exercise of stock options	201	954
Changes in withholding tax related to employee stock plans	-	(1,227)
Payment of long-term loan	(222)	-
Net cash provided by (used in) financing activities	112,949	(273)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	262	(127)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	113,141	(23,848)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	17,598	121,729
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	130,739	97,881

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	278	-
Unpaid offering costs	382	-
Exercise of share options	-	8

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Gross profit	20,198	18,276	38,614	33,950
Plus:
Share-based compensation	311	467	546	962
Non-GAAP gross profit	20,509	18,743	39,160	34,912

Reconciliation of Operating loss to Non-GAAP Operating loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Operating loss	(7,707)	(8,186)	(11,982)	(25,450)
Plus:
Share-based compensation	2,643	3,537	3,735	7,192
Shelf registration costs	-	126	-	126
One-time reorganization charges	-	-	-	322
Non-GAAP Operating loss	(5,064)	(4,523)	(8,247)	(17,810)

Reconciliation of Net loss to Non-GAAP Net loss:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2020	2019	2020
Net loss	(8,214)	(8,813)	(12,662)	(25,857)
Plus:
Share-based compensation	2,643	3,537	3,735	7,192
Shelf registration costs	-	126	-	126
One-time reorganization charges	-	-	-	322
Taxes on income related to non-GAAP adjustments	-	(95)	-	(267)
Non-GAAP Net loss	(5,571)	(5,245)	(8,927)	(18,484)

Non-GAAP net loss per share Basic and diluted	(0.18)	(0.15)	(0.45)	(0.52)
Weighted average number of shares	31,164	35,650	19,723	35,552